Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

July 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:                    Mark Shuman

Re:                             Splunk Inc.

Registration Statement on Form S-1

Filed on June 27, 2012

File No. 333-182384

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Splunk Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on July 19, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 16, 2012:

(i)                                     Dates of Distribution: July 16, 2012 through the date hereof

(ii)                                  Number of prospective underwriters to whom the preliminary prospectus was furnished: 7

(iii)                               Number of prospectuses furnished to investors: approximately 4040

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 190

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

Acting severally on behalf of themselves and the
several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Cynthia Gaylor
	Name:	Cynthia Gaylor
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Andrew Leonard
	Name:	Andrew Leonard
	Title:	Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sanjay Jain
	Name:	Sanjay Jain
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Scott Kamran
	Name:	Scott Kamran
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]